Afya Limited Announces Fourth Quarter and Full-Year 2024 Financial Results

Impressive Adjusted EBITDA Margin Expansion

Expressive Cash Generation

First Dividend Announcement

Nova Lima, Brazil, March 13, 2025 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, reported today its financial and operating results for the fourth quarter and full-year period ended December 31, 2024. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Fourth Quarter 2024 Highlights

▪	4Q24 Net Revenue increased 16.3% YoY to R$849.0 million. Net Revenue excluding acquisitions increased 12.0%, reaching R$817.8 million.
▪	4Q24 Adjusted EBITDA increased 26.7% YoY reaching R$366.0 million, with an Adjusted EBITDA Margin of 43.1%. Adjusted EBITDA Margin increased 350 bps YoY. Adjusted EBITDA excluding acquisitions grew 20.5%, reaching R$348.1 million, with an Adjusted EBITDA Margin of 42.6%.
▪	4Q24 Net Income increased 51.4% YoY, reaching R$154.3 million, and Adjusted Net Income increased 17.7% YoY, reaching R$193.6 million. Basic EPS growth was 52.4% in the same period.

Full Year 2024 Highlights

▪	FY24 Net Revenue increased 14.9% YoY to R$3,304.3 million. Net Revenue excluding acquisitions grew 12.7%, reaching R$3,240.7 million.
▪	FY24 Adjusted EBITDA increased 24.9% YoY reaching R$1,455.6 million, with an Adjusted EBITDA Margin of 44.1%. Adjusted EBITDA Margin increased 360 bps YoY. Adjusted EBITDA excluding acquisitions grew 21.7%, reaching R$1,418.8 million, with an Adjusted EBITDA Margin of 43.8%.
▪	FY24 Net Income increased 60.1% YoY, reaching R$648.9 million, and Adjusted Net Income increased 38.8% YoY, reaching R$820.3 million. Basic EPS growth was 62.9% in the same period.
▪	Operating Cash Conversion ratio of 102.2%, with a solid cash position of R$911.0 million.
▪	Over 313 thousand users in Afya’s ecosystem.

Table 1: Financial Highlights
	Three months period ended December 31,					Twelve months period ended December 31,
(in thousand of R$)	2024	2024 Ex Acquisitions*	2023	% Chg	% Chg Ex Acquisitions	2024	2024 Ex Acquisitions*	2023	% Chg	% Chg Ex Acquisitions
(a) Net Revenue	849,015	817,793	729,866	16.3%	12.0%	3,304,329	3,240,686	2,875,913	14.9%	12.7%
(b) Adjusted EBITDA [2]	366,014	348,147	288,912	26.7%	20.5%	1,455,642	1,418,751	1,165,678	24.9%	21.7%
(c) = (b)/(a) Adjusted EBITDA Margin	43.1%	42.6%	39.6%	350 bps	300 bps	44.1%	43.8%	40.5%	360 bps	330 bps
Net income	154,279	-	101,886	51.4%	-	648,920	-	405,416	60.1%	-
Adjusted Net income	193,607	-	164,449	17.7%	-	820,290	-	591,124	38.8%	-
*For the Three months period ended December 31, 2024, "2024 Ex Acquisitions" excludes: UNIDOM (October to December, 2024; Closing of UNIDOM was in July 2024).
*For the Twelve months period ended December 31, 2024, "2024 Ex Acquisitions" excludes: UNIDOM (July to December, 2024; Closing of UNIDOM was in July 2024).
(2) See more information on "Non-GAAP Financial Measures" (Item 08).

Message from Management

We proudly present another year of strong operational and financial performance, reflecting the differentials of our business model and the successful execution of our strategy. We closed the year with significant growth in net revenue and adjusted EBITDA delivering the guidance for 2024. These results underscore the strength of our ecosystem, which integrates Medical Education and Medical Practice Solutions to support the entire physician journey, from undergraduate studies to professional practice.

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Our margin expansion was primally driven by the integration of UNIMA and FCM Jaboatão, completed in 4Q23, the continued ramp-up of the four Mais Médicos campuses launched in 3Q22, the operational restructuring in Continuing Education and Medical Practice Solutions, the acquisition of Unidom, and our efforts to control Selling, General and Administrative expenses.

Furthermore, this year we maintained and reinforced our strategy to consolidate our leadership in providing access to quality medical education in Brazil. This was achieved through the acquisition of Unidom, which added 300 new medical school seats in Salvador, the approval of 80 additional seats at UNIMA Alagoas and 40 at Guanambi, and the reconsideration of 10 seats at Unigranrio in Rio de Janeiro. We also expanded our footprint by signing the acquisition of FUNIC, which will add 60 medical school seats in Contagem, a strategic location in the metropolitan area of Belo Horizonte. With these additions, we will reach 3,653 approved medical school seats.

We believe that sustainable growth is achieved through operational efficiency and academic excellence. In this regard, we successfully carried out a highly competitive student intake keeping the discipline of tuition adjustment above inflation, for new medical students, reflecting the strength of Afya’s brand and its reputation within the medical and health community. Additionally, we reinforced our Continuing Education and Medical Practice Solutions strategy by launching five new specialization campuses in 2024 and consolidating our Medical Practice Solutions offerings.

Financially, we maintained robust cash ensuring liquidity to sustain our strategic investments and growth initiatives. Because of our strong cash generation, we are really pleased to announce that we will return part of it as dividends to our investors while maintaining our organic and inorganic growth plans. The Board of Directors has approved a cash dividend payout of 20% of 2024 net income, reflecting our confidence in Afya’s sustainable results.

These outstanding results enabled another year of guidance achievement and reflect Afya’s consistent growth and operational excellence. This consistency added to another strong intake cycle, pave the foundation for our 2025 guidance: Net Revenue is expected to range between R$ 3,670 million and R$3,770 million, while Adjusted EBITDA is anticipated to be between R$1,620 million and R$1,720 million, excluding any acquisition that may be concluded after the issuance of the guidance. Once again, we are guiding another strong round ahead and proving AFYA´s resilience and ability to keep delivering solid results with a high predictability.

We also take immense pride in the significant social impact generated by Afya’s investments in medical education. This commitment led us to calculate our Social Return on Investment (SROI) using robust, globally recognized methodologies. According to our SROI study, every R$1 we invested resulted in R$3.58 in social benefits for the population of the municipalities analyzed. This reflects reduced mortality, increased life expectancy, and positive economic impacts such as wage growth and local financial activity.

We reaffirm our mission of transforming healthcare through education and technology, offering innovative solutions for developing and training physicians across Brazil. And that is why we are very excited to welcome Dr. Gustavo Meirelles as the Chief Medical Officer (CMO) of Afya. One of his top priorities will be driving innovation, evolving our products, and strengthening relationships within the health industry. With over 25 years of experience as a radiologist, healthcare executive, and entrepreneur, Dr. Meirelles has a proven track record in leadership, research, and consultancy, focusing on transformative changes in healthcare.

We appreciate the trust of our employees, students, partners, and shareholders. Together, we will continue driving the future of the medical journey in Brazil.

1.	Key Events in the Quarter
▪	On December 19th, 2024, Afya announced that it has entered into a share purchase agreement to acquire 100% of the total share capital of Faculdade Masterclass Ltda. ("Faculdade Única de Contagem” or "FUNIC”) at Contagem, State of Minas Gerais. The acquisition will add 60 medical school seats to Afya.

The aggregate purchase price is R$100 million, and the Net Debt will be deducted at closing. The price and payment conditions are R$60 million to be paid in cash at the closing date, and R$40 million to be paid in three annual installments adjusted by the Brazilian interbank interest rates (CDI).

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Furthermore, there is a potential for 60 additional seats. If approved by the Ministry of Education (MEC) within 36 months from the closing date, it will result in an additional payment of R$1 million per granted seat, limited to 60 seats.

Afya expects an EV/EBITDA of 3.3x at full maturity and post synergies in 2030 with expected Net Revenue of R$52.4 million, of which 100% will come from medicine. With the acquisition, Afya will achieve 3,653 total approved seats.

2.	Subsequent Event

▪	On March 12, 2025, Afya's Board declared a cash dividend of R$129.8 million, representing 20% of the Company’s consolidated net income of R$648.9 million for the year ended December 31, 2024. This amounts to a dividend per share (DPS) of R$1.348923, payable in U.S. dollars on April 4, 2025, to shareholders of record as of the close of business on March 26, 2025. The payment will be made at the exchange rate (PTAX) published on March 13th, 2025 by the Brazilian Central Bank, which is R$/USD 5.8131.

3.	Full Year 2024 Guidance Achievement

The Company’s financial results reaffirmed the resiliency and predictability of Afya’s business model.

	Guidance for 2024	Actual 2024
Net Revenue [1]	R$ 3,225 mn ≤ ∆ ≤ R$ 3,325 mn	R$ 3,304 mn
Adjusted EBITDA	R$ 1,375 mn ≤ ∆ ≤ R$ 1,475 mn	R$ 1,456 mn
CAPEX [2]	R$ 220 mn ≤ ∆ ≤ R$ 260 mn	R$ 235 mn
(1) Excludes any acquisition that may be concluded after the issuance of the guidance, notably, the Unidom acquisition was included in the guidance provided.
(2) The 2024 Capex guidance does not encompass the earn-out payment in the amount of R$49.6 million related to the 40-seat increase at Faculdades Integradas Padrão (FIP Guanambi), and also excludes the earn-out payment due to UNIMA Alagoas for the 80-seat increase in July 2024.

4.	2025 Guidance

The guidance for FY2025 is defined in the following table:

Guidance for 2025
Net Revenue [1]	R$ 3,670 mn ≤ ∆ ≤ R$ 3,770 mn
Adjusted EBITDA	R$ 1,620 mn ≤ ∆ ≤ R$ 1,720 mn
CAPEX	R$ 250 mn ≤ ∆ ≤ R$ 290 mn
(1) Excludes any acquisition that may be concluded after the issuance of the guidance, notably excluding Funic.

5.	4Q24 and 2024 Overview

Segment Information

The Company has three reportable segments as follows:

Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

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Medical Practice Solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

Key Revenue Drivers – Undergraduate Programs

Table 2: Key Revenue Drivers	Twelve months period ended December 31,
	2024	2023	% Chg
Undergrad Programs
MEDICAL SCHOOL
Approved Seats	3,593	3,163	13.6%
Operating Seats [1]	3,543	3,113	13.8%
Total Students (end of period)	24,255	21,446	13.1%
Average Total Students	23,440	21,154	10.8%
Average Total Students (ex-Acquisitions)*	22,863	21,154	8.1%
Net Revenue (Total - R$ '000)	2,487,103	2,147,448	15.8%
Net Revenue (ex- Acquisitions* - R$ '000)	2,427,630	2,147,448	13.0%
Medical School Net Avg. Ticket (ex- Acquisitions* - R$/month)	8,849	8,460	4.6%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	25,570	21,117	21.1%
Average Total Students	25,154	21,365	17.7%
Average Total Students (ex-Acquisitions)*	24,830	21,365	16.2%
Net Revenue (Total - R$ '000)	230,449	200,613	14.9%
Net Revenue (ex- Acquisitions* - R$ '000)	228,879	200,613	14.1%
OTHER EX- HEALTH UNDERGRADUATE
Total Students (end of period)	27,163	23,471	15.7%
Average Total Students	27,542	24,336	13.2%
Average Total Students (ex-Acquisitions)*	26,878	24,336	10.4%
Net Revenue (Total - R$ '000)	178,140	162,957	9.3%
Net Revenue (ex- Acquisitions* - R$ '000)	175,540	162,957	7.7%
Total Net Revenue
Net Revenue (Total - R$ '000)	2,895,692	2,511,018	15.3%
Net Revenue (ex- Acquisitions* - R$ '000)	2,832,049	2,511,018	12.8%
*For the Twelve months period ended December 31, 2024, "2024 Ex Acquisitions" excludes: UNIDOM (July to December, 2024; Closing of UNIDOM was in July 2024).
(1) The difference between approved and operating seats is 'Cametá'. A campus for which we already have the license but haven't started operations.

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Key Revenue Drivers – Continuing Education

Table 3: Key Revenue Drivers	Twelve months period ended December 31,
	2024	2023	% Chg
Continuing Education [1]
Total Studends (end of period)
Residency Journey - Business to Physicians B2P [2]	16,381	12,170	34.6%
Graduate Journey - Business to Physicians B2P	8,527	7,722	10.4%
Other Courses - B2P and Business to Business Offerings	25,613	27,188	-5.8%
Total Students (end of period)	50,521	47,080	7.3%
Net Revenue (R$ '000)
Business to Physicians - B2P	237,379	215,504	10.2%
Business to Business - B2B	18,060	20,325	-11.1%
Total Net Revenue	255,438	235,830	8.3%
(1) The figure above does not contemplate intercompany transactions
(2) 'Content & Technology for Medical Education' which had been reported in 'Digital Services' table, has been reclassified to 'Continuing Education'

Key Revenue – Medical Practice Solutions

Table 4: Key Revenue Drivers	Twelve months period ended December 31,
	2024	2023	% Chg
Medical Practice Solutions [1]
Active Payers (end of period)
Clinical Decision	161,283	153,541	5.0%
Clinical Management	33,735	30,061	12.2%
Total Active Payers (end of period)	195,018	183,602	6.2%
Monthly Active Users (MaU)
Total Monthly Active Users (MaU) - Digital Services [2]	238,343	247,702	-3.8%
Net Revenue (R$ '000)
Business to Physicians - B2P	135,278	119,847	12.9%
Business to Business - B2B	26,509	20,435	29.7%
Total Net Revenue	161,787	140,282	15.3%
(1) The figure above does not contemplate intercompany transactions
(2) 'Content & Technology for Medical Education' is now being reported in Continuing Education table

Key Operational Drivers – Users Positively Impacted by Afya

The Users Positively Impacted by Afya represents the total number of medical students from the Undergrad segment, students from the Continuing Education and users from Medical Practice Solutions. For the fourth quarter of 2024, Afya’s ecosystem reached 313,119 users.

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Table 5: Key Revenue Drivers	Twelve months period ended December 31,
	2024	2023	% Chg
Users Positively Impacted by Afya [1]
Undergrad (Total Medical School Students - End of Period)	24,255	21,446	13.1%
Continuing Education (Total Students - End of Period)	50,521	47,080	7.3%
Medical Practice Solutions (Monthly Active Users)	238,343	247,702	-3.8%
Ecosystem Outreach	313,119	316,228	-1.0%
(1) Ecosystem outreach does not contemplate intercompany figures. Note that there may be overlap in student numbers within the data.

Seasonality of Operations

Undergrad tuition revenues are related to the intake process, and monthly tuition fees charged to students and do not significantly fluctuate during each semester.

Continuing education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which do not have a considerable concentration in any period; (ii) Residence journey product revenues, derived from e-books transferred at a point of time, which are concentrated at in the first and last quarter of the year due to the enrollments.

Medical Practice Solutions are comprised mainly of Afya Whitebook and Afya iClinic revenues, which do not have significant fluctuations regarding seasonality.

Net Revenue

Net Revenue for the fourth quarter of 2024 was R$849.0 million, an increase of 16.3% over the same period in the prior year. Excluding acquisitions, Net Revenue in the fourth quarter increased 12.0% YoY to R$817.8 million. For the twelve-month period ending December 31, 2024, Net Revenue was R$3,304.3 million, reflecting a 14.9% increase over last year. Excluding acquisitions, Net Revenue in the twelve-month period increased by 12.7% YoY to R$3,240.7 million.

The yearly revenue increase was mainly due to higher tickets in medicine courses, the maturation of medical school seats, the addition of 40 seats at Guanambi and 80 seats at UNIMA, the reconsideration of 10 seats at Unigranrio (Rio de Janeiro), the acquisition of Unidom, and the advancement of Medical Practice Solutions and Continuing Education segments. It is worth mentioning that as seen in table two, for undergrad programs, the organic growth came from medical courses growing 13.0% YoY, and for health science increased organically 14.1% YoY.

Table 6: Revenue & Revenue Mix
(in thousands of R$)	Three months period ended December 31,					Twelve months period ended December 31,
	2024	2024 Ex Acquisitions*	2023	% Chg	% Chg Ex Acquisitions	2024	2024 Ex Acquisitions*	2023	% Chg	% Chg Ex Acquisitions
Net Revenue Mix
Undergrad	739,797	708,575	627,929	17.8%	12.8%	2,895,692	2,832,049	2,511,018	15.3%	12.8%
Continuing Education	67,707	67,707	65,820	2.9%	2.9%	255,438	255,438	235,830	8.3%	8.3%
Medical Practice Solutions	44,497	44,497	37,993	17.1%	17.1%	161,787	161,787	140,282	15.3%	15.3%
Inter-segment transactions	(2,986)	(2,986)	(1,876)	59.2%	59.2%	(8,588)	(8,588)	(11,217)	-23.4%	-23.4%
Total Reported Net Revenue	849,015	817,793	729,866	16.3%	12.0%	3,304,329	3,240,686	2,875,913	14.9%	12.7%
*For the Three months period ended December 31, 2024, "2024 Ex Acquisitions" excludes: UNIDOM (October to December, 2024; Closing of UNIDOM was in July 2024).
*For the Twelve months period ended December 31, 2024, "2024 Ex Acquisitions" excludes: UNIDOM (July to December, 2024; Closing of UNIDOM was in July 2024).

Adjusted EBITDA

Adjusted EBITDA for the fourth quarter of 2024, increased by 26.7% to R$366.0 million, up from R$288.9 million in the same period of the prior year, with the Adjusted EBITDA Margin rising by 350 basis points to 43.1%. For the twelve-month period ending December 31, 2024, Adjusted EBITDA was R$1,455.6 million, an increase of 24.9% over the same period of the prior year, accompanied by an Adjusted EBITDA Margin increase of 360 basis points in the same period.

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The increase in Adjusted EBITDA Margin was mainly driven by: (a) higher gross margin in the Undergrad segment; (b) the full integration of UNIMA and FCM Jaboatão, concluded in November 2023; (c) the continued ramp-up of the four Mais Médicos campuses launched in 3Q22; (d) restructuring initiatives within Continuing Education and Medical Practice Solutions; and (e) improved cost efficiency in Selling, General, and Administrative expenses.

Table 7: Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	Three months period ended December 31,			Twelve months period ended December 31,
	2024	2023	% Chg	2024	2023	% Chg
Net income	154,279	101,886	51.4%	648,920	405,416	60.1%
Net financial result	104,698	79,661	31.4%	347,459	346,974	0.1%
Income taxes expense	1,083	(9,130)	n.a.	27,471	24,166	13.7%
Depreciation and amortization	84,206	77,339	8.9%	333,341	289,511	15.1%
Interest received [1]	8,438	7,690	9.7%	43,417	33,450	29.8%
Income share associate	(2,011)	(1,824)	10.3%	(11,737)	(9,495)	23.6%
Share-based compensation	6,125	11,453	-46.5%	32,424	31,535	2.8%
Non-recurring expenses:	9,196	21,837	-57.9%	34,347	44,121	-22.2%
- Integration of new companies [2]	7,970	8,169	-2.4%	25,692	28,120	-8.6%
- M&A advisory and due diligence [3]	772	239	223.0%	3,575	12,616	-71.7%
- Expansion projects [4]	454	1,873	-75.8%	3,022	4,409	-31.5%
- Restructuring expenses [5]	-	6,291	n.a.	2,058	11,964	-82.8%
- Mandatory Discounts in Tuition Fees [6]	-	5,265	n.a.	-	3,824	n.a.
- Gain on tax amnesty [7]	-	-	n.a.	-	(16,812)	n.a.
Adjusted EBITDA	366,014	288,912	26.7%	1,455,642	1,165,678	24.9%
Adjusted EBITDA Margin	43.1%	39.6%	350 bps	44.1%	40.5%	360 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(7) On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding in respect to ISS (city tax on services) with the municipality of Rio de Janeiro, which result in a payment of R$14,819 to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5,438 regarding this matter. The Company had a provision of R$53,302 and an indemnification asset from the selling shareholders of R$20,000 (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded as Other income (expenses), net on the consolidated statement of income and comprehensive income.

Adjusted Net Income

Net Income for the fourth quarter of 2024, totaled R$154.3 million, reflecting a 51.4% increase YoY. Adjusted Net Income reached R$193.6 million, up 17.7% from the same period in the prior year. For the twelve-month period, Afya achieved a Net Income of R$648.9 million, marking a 60.1% increase compared to the same period in 2023, while Adjusted Net Income rose 38.8% to R$820.3 million. This growth was primarily driven by: (a) improved operational performance, and (b) a lower effective tax rate compared to the previous year.

Adjusted EPS reached R$8.91 per share for the full-year ended December 31, 2024, an increase of 39.9% YoY, supported by higher Net Income and a disciplined capital allocation strategy.

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Table 8: Adjusted Net Income
(in thousands of R$)	Three months period ended December 31,			Twelve months period ended December 31,
	2024	2023	% Chg	2024	2023	% Chg
Net income	154,279	101,886	51.4%	648,920	405,416	60.1%
Amortization of Intangible Assets [1]	24,007	29,273	-18.0%	104,599	110,052	-5.0%
Share-based compensation	6,125	11,453	-46.5%	32,424	31,535	2.8%
Non-recurring expenses:	9,196	21,837	-57.9%	34,347	44,121	-22.2%
- Integration of new companies [2]	7,970	8,169	-2.4%	25,692	28,120	-8.6%
- M&A advisory and due diligence [3]	772	239	223.0%	3,575	12,616	-71.7%
- Expansion projects [4]	454	1,873	-75.8%	3,022	4,409	-31.5%
- Restructuring expenses [5]	-	6,291	n.a.	2,058	11,964	-82.8%
- Mandatory Discounts in Tuition Fees [6]	-	5,265	n.a.	-	3,824	n.a.
- Gain on tax amnesty [7]	-	-	n.a.	-	(16,812)	n.a.
Adjusted Net Income	193,607	164,449	17.7%	820,290	591,124	38.8%
Basic earnings per share - in R$ [8]	1.66	1.09	52.4%	7.01	4.30	62.9%
Adjusted earnings per share - in R$ [9]	2.10	1.79	17.4%	8.91	6.37	39.9%
(1) Consists of amortization of intangible assets identified in business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(7) On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding in respect to ISS (city tax on services) with the municipality of Rio de Janeiro, which result in a payment of R$14,819 to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5,438 regarding this matter. The Company had a provision of R$53,302 and an indemnification asset from the selling shareholders of R$20,000 (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded as Other income (expenses), net on the consolidated statement of income and comprehensive income.
(8) Basic earnings per share: Net Income/Weighted average number of outstanding shares.
(9) Adjusted earnings per share: Adjusted Net Income attributable to equity holders of the Parent/Weighted average number of outstanding shares.

Cash and Debt Position

As of December 31, 2024, Afya’s Cash and Cash Equivalents totaled R$911.0 million, reflecting a 64.7% increase compared to December 31, 2023. Net Debt, excluding IFRS 16 impacts, reached R$1,814.9 million, in line with the same period of the previous year, despite the R$660.0 million acquisition of Unidom and the R$157.2 million earn-out payment regarding the additional seats in Guanambi and UNIMA.

For the twelve-month period ended December 31, 2024, Afya generated R$1,453.2 million in Cash Flow from Operating Activities, up from R$1,088.8 million in the same period of the previous year, an increase of 33.5% YoY, boosted by solid operational results. The Operating Cash Conversion Ratio reached 102.2%.

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Table 9: Operating Cash Conversion Ratio Reconciliation	Twelve months period ended December 31,
(in thousands of R$)	Considering the adoption of IFRS 16
	2024	2023	% Chg
(a) Net cash flows from operating activities	1,432,659	1,043,623	37.3%
(b) Income taxes paid	20,520	45,144	-54.5%
(c) = (a) + (b) Cash flow from operating activities	1,453,179	1,088,767	33.5%

(d) Adjusted EBITDA	1,455,642	1,165,678	24.9%
(e) Non-recurring expenses:	34,347	44,121	-22.2%
- Integration of new companies [1]	25,692	28,120	-8.6%
- M&A advisory and due diligence [2]	3,575	12,616	-71.7%
- Expansion projects [3]	3,022	4,409	-31.5%
- Restructuring Expenses [4]	2,058	11,964	-82.8%
- Mandatory Discounts in Tuition Fees [5]	-	3,824	n.a.
- Gain on tax amnesty [6]	-	(16,812)	n.a.
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	1,421,295	1,121,557	26.7%
(g) = (c) / (f) Operating cash conversion ratio	102.2%	97.1%	510 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.
(5) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(6) On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding in respect to ISS (city tax on services) with the municipality of Rio de Janeiro, which result in a payment of R$14,819 to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5,438 regarding this matter. The Company had a provision of R$53,302 and an indemnification asset from the selling shareholders of R$20,000 (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded as Other income (expenses), net on the consolidated statement of income and comprehensive income.

The table below provides additional details on the cost of debt for 2024, considering loans and financing and accounts payable to selling shareholders. Afya’s capital structure remains solid, with a conservative leveraging position and a low cost of debt. Afya’s Net Debt (excluding the effect of IFRS16) divided by the 2024 Adjusted EBITDA is 1.2x.

The holders of the convertible (SoftBank) shall have the right to redeem all or any of the outstanding convertible for cash, the Company’s common shares or a combination thereof (at the Company’s election, subject to certain conditions) with a 5% premium on or after the five-year anniversary of the original issuance date (April ,2026). The 5% premium is deemed as part of the effective interest rate and recognized on a pro-rata basis to date of the five-year anniversary of the original issuance date. The Company recognized a premium provision of R$17.0 million in the 2024 fiscal year.

Table 10: Gross Debt and Average Cost of Debt
(in millions of R$)	For the closing of the twelve months period ended in December 31,
					Cost of Debt
	Gross Debt		Duration (Years)		Per year		%CDI²
	2024	2023	2024	2023	2024	2023	2024	2023
Loans and financing: Softbank	845	826	1.4	2.4	7.5%	6.5%	71%	50%
Loans and financing: Debentures	527	529	2.6	3.6	12.0%	15.0%	110%	114%
Loans and financing: Others	318	445	0.8	1.3	12.7%	15.0%	117%	114%
Loans and financing: IFC	505	-	3.8	-	11.3%	-	105%	-
Accounts payable to selling shareholders	531	567	3.3	0.8	10.8%	13.1%	100%	100%
Total¹| Average	2,726	2,368	2.4	2.1	10.2%	11.8%	95%	89%
(1) Total ammount refers only to the "Gross Debt" columns
(2) Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference: FY24: ~12.15% p.y. and for FY23: ~11.65% p.y.

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Table 11: Cash and Debt Position
(in thousands of R$)
	FY2024	FY2023	% Chg
(+) Cash and Cash Equivalents	911,015	553,030	64.7%
Cash and Bank Deposits	6,078	11,746	-48.3%
Cash Equivalents	904,937	541,284	67.2%
(-) Loans and Financing	2,195,161	1,800,775	21.9%
Current	363,554	179,252	102.8%
Non-Current	1,831,607	1,621,523	13.0%
(-) Accounts Payable to Selling Shareholders	530,772	566,867	-6.4%
Current	185,318	353,998	-47.6%
Non-Current	345,454	212,869	62.3%
(-) Other Short and Long Term Obligations	-	-	n.a.
(=) Net Debt (Cash) excluding IFRS 16	1,814,918	1,814,612	0.0%
(-) Lease Liabilities	978,336	874,569	11.9%
Current	45,580	36,898	23.5%
Non-Current	932,756	837,671	11.4%
Net Debt (Cash) with IFRS 16	2,793,254	2,689,181	3.9%

CAPEX

Capital expenditures consist of the purchase of property and equipment and intangible assets, including expenditures mainly related to the expansion and maintenance of Afya’s campuses and headquarters, leasehold improvements, and the development of new solutions in the Medical Practice Solutions and content in the Continuing Education.

For the twelve-month period ending December 31, 2024, CAPEX was R$392.6 million. Excluding the one-off effect in the first quarter of R$49.6 million regarding the earn-out of Guanambi, due to the expansion of 40 seats in January 2024, and the earn-out of UNIMA of R$107.6 million, due to the expansion of 80 seats in July 2024 the CAPEX/Net Revenue ratio would be 7.1%.

Table 12: CAPEX
(in thousands of R$)	For the Twelve months period ended December 31,
	2024	2023	% Chg
CAPEX	392,615	218,428	79.7%
Property and equipment	136,924	118,435	15.6%
Intanglibe assets	255,691	99,993	155.7%
- Licenses	157,227	-	n.a.
- Others	98,464	99,993	-1.5%

ESG Metrics

ESG commitment is an important part of Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars and, since 2021, ESG metrics have been disclosed in the Company’s quarterly financial results in three key metrics, Governance and Employee Management, Environmental and Social.

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The 2023 Sustainability Report can be found at: https://ir.afya.com.br/annual-report/

Table 13: ESG Metrics 1, 2 & 3			4Q24	4Q23	2024	2023
#	GRI	Governance and Employee Management
1	405-1	Number of employees	9,717	9,680	9,717	9,680
2	405-1	Percentage of female employees	59%	58%	59%	58%
3	405-1	Percentage of female employees in the board of directors	30%	36%	30%	36%
4	102-24	Percentage of independent member in the board of directors	40%	36%	40%	36%
		Environmental
5		Total renewable energy generated by own photovoltaic plants (MWh)	1,741,123	1,775,220	6,329,796	4,510,637
6	302-1	Total energy consumed (MWh)	6,583,497	6,845,599	24,260,662	24,036,608
7	302-1	% of renewable energy consumed from own generation	22.3%	19.3%	23.2%	16.0%
8	302-1	% of energy consumed from the power grid	34.1%	50.2%	34.8%	60.3%
9	302-1	% of energy consumed from the free market	43.6%	30.5%	42.0%	23.7%
		Social
10	413-1	Number of free clinical consultations offered by Afya	248,309	154,976	846,264	586,611
11		Number of physicians graduated in Afya's campuses	22,867	20,197	22,867	20,197
12	201-4	Number of students with financing and scholarship programs (FIES and PROUNI)	12,342	10,584	12,342	10,584
13		% students with scholarships over total undergraduate students	16.0%	16.0%	16.0%	16.0%
14	413-1	Hospital, clinics and city halls partnerships	614	649	614	649
(1) Some factors can influence in the adequate proportionality analysis of data over the years, such as: climate changes, COVID-19 pandemic effects, seasonalities, number of employees, number of students, number of active units, among others.
(2) Starting in 2Q22, previously disclosed social data were updated to consider: (a) the number of graduated physicians considering all units after its closing, and (b) partnerships related only to medical schools.
(3) The number of students with financing and scholarship programs (FIES and PROUNI) in 2023 excludes students from the Unima and FCM Jaboatão acquisition, and for 3Q24, also excludes those from the UNIDOM acquisition.

6.             Conference Call and Webcast Information

When: March 13, 2025 at 5:00 p.m. EST.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, IR Director

Webcast: https://afya.zoom.us/j/98748269632

OR

Dial-in:

Brazil: +55 11 4700 9668 or +55 21 3958 7888 or +55 11 4632 2236 or +55 11 4632 2237 or +55 11 4680 6788

United States: +1 929 205 6099 or +1 253 205 0468 or +1 253 215 8782 or +1 301 715 8592 or +1 305 224 1968 or +1 309 205 3325 or +1 312 626 6799 or +1 346 248 7799 or +1 360 209 5623 or +1 386 347 5053 or +1 507 473 4847 or +1 564 217 2000 or +1 646 931 3860 or +1 669 444 9171 or +1 669 900 6833 or +1 689 278 1000 or +1 719 359 4580

Webinar ID: 987 4826 9632

Other Numbers: https://afya.zoom.us/u/aekRMRWgAp

7.             About Afya Limited (Nasdaq: AFYA; B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career. For more information, please visit www.afya.com.br.

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8.             Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward-looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our capacity to increase tuition prices; our ability to anticipate and meet the evolving needs of students and teachers; our capacity to source and successfully integrate acquisitions; as well as general market, political, economic, and business conditions. Additionally, these statements include financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. These statements are not guarantees of future performance and undue reliance should not be placed on them.

The Company assumes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances occurring after its publication, nor to incorporate new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from those expressed or implied by the forward-looking statements we make.

Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date they are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent annual report on Form 20-F. These documents are available in the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

9.             Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with IFRS accounting standards as issued by the International Accounting Standards Board—IASB, Afya presents Adjusted EBITDA, Operating Cash Conversion Ratio, Adjusted Net Income and Adjusted EPS, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result, plus income taxes expense, plus depreciation and amortization, plus interest received on late payments of monthly tuition fees, plus share-based compensation, plus/minus income share associate, plus/minus non-recurring expenses/income. Operating Cash Conversion Ratio is calculated as the Cash flow from Operating Activities plus income taxes paid, minus/plus non-recurring expenses/income divided by Adjusted EBITDA. The calculation of Adjusted Net Income is the Net Income plus amortization of customer relationships and trademark, plus share-based compensation, plus/minus non-recurring expenses/income. The calculation of Adjusted EPS is the Adjusted Net Income minus the non-controlling interests divided by the Weighted average number of outstanding shares.

The non-GAAP supplemental financial measures are provided with the intend to help investors in assessing the overall performance of Afya’s business regarding its core operations, cash generation and profitability. The non-GAAP financial measures described in this release are not substitutes for the IFRS measures. In addition, the calculations of Adjusted EBITDA, Operating Cash Conversion Ratio, Adjusted Net Income and Adjusted EPS are not standardized financial measures and may differ from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

10.          Investor Relations Contact

E-mail: ir@afya.com.br

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11.          Financial Tables

Consolidated statements of income and comprehensive income

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Brazilian reais, except for earnings per share information)

	2024	2023	2022

Revenue	3,304,329	2,875,913	2,329,057
Cost of services	(1,215,603)	(1,109,813)	(859,552)
Gross profit	2,088,726	1,766,100	1,469,505

Selling, general and administrative expenses	(1,069,321)	(1,014,684)	(798,153)
Other income (expenses), net	(7,292)	15,645	(7,252)

Operating income	1,012,113	767,061	664,100

Finance income	111,283	110,642	102,042
Finance expenses	(458,742)	(457,616)	(349,893)
Net finance result	(347,459)	(346,974)	(247,851)

Share of income of associate	11,737	9,495	12,184

Income before income taxes	676,391	429,582	428,433

Income taxes expenses	(27,471)	(24,166)	(35,677)

Net income	648,920	405,416	392,756

Other comprehensive income	-	-	-
Total comprehensive income	648,920	405,416	392,756

Income attributable to:
Equity holders of the parent	631,510	386,324	373,569
Non-controlling interests	17,410	19,092	19,187
	648,920	405,416	392,756

Basic earnings per common share	7.01	4.30	4.14
Diluted earnings per common share	6.93	4.27	4.12

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Consolidated statements of financial position

As of December 31, 2024 and 2023

(In thousands of Brazilian reais)

	2024	2023
Assets
Current assets
Cash and cash equivalents	911,015	553,030
Trade receivables	595,898	546,438
Recoverable taxes	25,726	43,751
Other assets	57,145	60,287
Total current assets	1,589,784	1,203,506

Non-current assets
Trade receivables	35,948	39,485
Other assets	115,875	117,346
Investment in associate	54,442	51,834
Property and equipment	658,482	608,685
Right-of-use assets	842,219	767,609
Intangible assets	5,532,789	4,796,016
Total non-current assets	7,239,755	6,380,975
Total assets	8,829,539	7,584,481

Liabilities
Current liabilities
Trade payables	128,080	108,222
Loans and financing	363,554	179,252
Lease liabilities	45,580	36,898
Accounts payable to selling shareholders	185,318	353,998
Advances from customers	161,048	153,485
Labor and social obligations	208,076	192,294
Taxes payable	33,456	27,765
Income taxes payable	4,247	3,880
Other liabilities	10,836	2,773
Total current liabilities	1,140,195	1,058,567

Non-current liabilities
Loans and financing	1,831,607	1,621,523
Lease liabilities	932,756	837,671
Accounts payable to selling shareholders	345,454	212,869
Taxes payable	112,681	88,198
Provision for legal proceedings	113,521	104,361
Other liabilities	42,742	18,280
Total non-current liabilities	3,378,761	2,882,902
Total liabilities	4,518,956	3,941,469

Equity
Share capital	17	17
Additional paid-in capital	2,344,521	2,365,200
Treasury shares	(273,955)	(299,150)
Share-based compensation reserve	187,497	155,073
Retained earnings	2,011,875	1,380,365
Equity attributable to equity holders of the parent	4,269,955	3,601,505
Non-controlling interests	40,628	41,507
Total equity	4,310,583	3,643,012

Total liabilities and equity	8,829,539	7,584,481

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Consolidated statements of cash flows

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Brazilian reais)

	2024	2023	2022

Operating activities
Income before income taxes	676,391	429,582	428,433
Adjustments to reconcile income before income taxes
Depreciation and amortization	333,341	289,511	206,220
Write-off of property and equipment	2,539	1,910	1,697
Write-off of intangible assets	244	413	25
Allowance for expected credit losses	60,894	74,552	42,708
Share-based compensation	32,424	31,535	31,274
Net foreign exchange differences	7,027	681	852
Accrued interest	254,386	285,447	200,081
Accrued interest on lease liabilities	111,966	100,849	88,571
Share of income of associate	(11,737)	(9,495)	(12,184)
Provision (reversal) for legal proceedings	5,068	(56,825)	(766)

Changes in assets and liabilities
Trade receivables	(97,449)	(131,336)	(129,165)
Recoverable taxes	18,107	(15,353)	(2,230)
Other assets	11,220	88,427	(1,411)
Trade payables	18,126	24,500	9,975
Taxes payable	(14,798)	3,278	(3,915)
Advances from customers	6,329	(17,892)	8,387
Labor and social obligations	8,414	31,525	21,247
Other liabilities	30,687	(42,542)	(12,811)
	1,453,179	1,088,767	876,988
Income taxes paid	(20,520)	(45,144)	(33,089)
Net cash flows from operating activities	1,432,659	1,043,623	843,899

Investing activities
Acquisition of property and equipment	(136,924)	(118,435)	(168,132)
Acquisition of intangibles assets	(255,691)	(126,993)	(128,892)
Dividends received	7,501	9,900	6,754
Acquisition of non-controlling interest	-	(21,000)	-
Acquisition of subsidiaries, net of cash acquired	(627,568)	(815,005)	(277,649)
Payments of interest from acquisition of subsidiaries and intangibles	(78,931)	(71,518)	(23,550)
Net cash flows used in investing activities	(1,091,613)	(1,143,051)	(591,469)

Financing activities
Payments of principal of loans and financing	(128,696)	(112,630)	(1,791)
Payments of interest of loans and financing	(177,192)	(175,889)	(116,587)
Proceeds from loans and financing	491,593	5,288	496,885
Payments of principal of lease liabilities	(41,221)	(31,473)	(28,511)
Payments of interest of lease liabilities	(111,605)	(103,911)	(85,001)
Treasury shares	-	(12,369)	(152,317)
Proceeds from exercise of stock options	9,376	9,791	-
Dividends paid to non-controlling shareholders	(18,289)	(18,750)	(19,736)
Net cash flows generated (used) in financing activities	23,966	(439,943)	92,942
Net foreign exchange differences	(7,027)	(681)	(852)
Net increase (decrease) in cash and cash equivalents	357,985	(540,052)	344,520
Cash and cash equivalents at the beginning of the year	553,030	1,093,082	748,562
Cash and cash equivalents at the end of the year	911,015	553,030	1,093,082

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